EXHIBIT 11
UST LIQUIDATING CORPORATION
COMPUTATION OF NET LOSS PER SHARE

	YEARS ENDED JUNE 30,
	2006	2005
Net Loss	$(185,000)	$(293,000)
Allocation of net loss to preferred shareholders in connection with liquidation preference		293,000

Net loss applicable to common shareholders	$(185,000)	$0

Basic and diluted loss per common shareholder	$(0.01)	$0

Weighted average number of common shares outstanding	22,298,598	22,298,598